RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

March 28, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that RBS Holdings N.V. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 28, 2013.

Sincerely,

RBS Holdings N.V.

By:	/s/ Pieter van der Harst
Pieter van der Harst
Chief Financial Officer